Exhibit 99.2

December 3rd, 2019. GG/426/ 2019 Mr. Joaquín Cortez Huerta Chairman Financial Market Commission Present Ref.: Material Event Notice. For your consideration, In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event. On December 3, 2019, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed its previously announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company. In connection with the transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of Itaú Corpbanca Colombia’s outstanding equity for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. Following the transactions, the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca Colombia was terminated. This consideration of US$334 million implies a valuation multiple of 1,37 times book value of Itaú Corpbanca Colombia as of October 31, 2019, and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.94% on Itaú Corpbanca’s Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards (using exchange rates as of November 30, 2019). In this context, Itaú Corpbanca estimates that its Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards will be 7.0%, considering the above-mentioned impact and the preliminary analysis of the capital effects of the regulations under public consultation recently announced by the CMF. Sincerely, Manuel Olivares Rossetti Chief Executive Officer Itaú Corpbanca